

September 12, 2012

Via E-mail
Mr. Gene S. Bertcher
Chief Executive Officer
New Concept Energy, Inc.
1603 LBJ Freeway, Suite 300
Dallas, Texas 75234

      Re: New Concept Energy, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed March 30, 2012
            Form 10-Q for the Fiscal Quarter Ended June 30, 2012
            Filed August 14, 2012
            File No. 0-08187

Dear Mr. Bertcher:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Business, page 4

1.   We note the majority of your revenues appear to come from your real estate operations. Please include a schedule of lease expirations for each of the next ten years stating (i) the number of tenants whose leases will expire; (ii) the annual rental represented by such leases; and (iii) the percentage of gross annual rental represented by such leases.

2.   Please disclose historical property occupancy trends. Please also accompany this disclosure with property average rent trends, as adjusted to reflect the impact of tenant expense reimbursements and tenant concessions, such as free rent.

Properties, page 9

3.   We note that you have not provided all of the property disclosures that are necessary to comply with Subpart 1200 of Regulation S-K. Please understand that many of the Items require disclosures covering each of the last three fiscal years and narratives to supplement information provided in tabular form.

        Please expand your disclosures to include the required information and ensure that your revisions address the following points.

   •   Discussion of investments and progress converting undeveloped reserves to developed reserves and reasons for derecognition (Item 1203)

   •   Production prices and costs per unit (Item 1204)

   •   Number and types of wells drilled each year - indicate whether these are net productive or dry development or exploratory (Item 1205)

   •   Description of present activities including any activities which are of material importance (Item 1206)

   •   Delivery commitments if applicable (Item 1207)

Executive Compensation, page 24

4.   Please revise to provide all of the information required by Items 402(l) through (r) of Regulation S-K. We may have further comments after reviewing your response.

Certain Relationships and Related Transactions, and Director Independence, page 26

5.   We note your reference to "a related company which pays 50% of Mr. Bertcher's total compensation" on page 24. Please describe the arrangement and file the agreement as an exhibit.

<u>Exhibits and Financial Statement Schedules, page 30</u>

6.   You disclose that independent petroleum engineers prepared your reserve reports on page
        9. Please file your third party report as an exhibit. Refer to Item 1202(a)(8) of
        Regulation S-K.

7.   Your exhibit index includes an agreement referenced as Exhibit 10.3, which does not
        appear to be filed with your Form 10-K or incorporated by reference. Please advise.

<u>Report of Independent Registered Public Accounting Firm, page 34</u>

8.   The audit report is not properly dated at March 30, 2011 as this precedes the end of the
        periods covered by your financial statements. Please obtain and file in an amendment to
        your Form 10-K a correctly dated audit report.

<u>Exhibit 32.1</u>

<u>Certification required by Section 1350 of Chapter 63 of Title 18 of the United States Code</u>

9.   We note that you have not filed the certification required by Item 601(b)(32) of
        Regulation S-K. The certification pertaining to your 2009 report will not suffice. You
        should file a complete amendment to your annual report, with all disclosures prescribed
        for all sections of the document, to include the certifications prescribed under Item
        601(b)(32) of Regulation S-K, pertaining to your 2011 report. In addition, the
        certifications required under Item 601(b)(31) of Regulation S-K will need to be updated
        to comply with Rule 12b-15 of Regulation 12B.

<u>Form 10-Q for the Fiscal Quarter ended June 30, 2012</u>

<u>Management's Discussion and Analysis, page 11</u>

10.   Please expand your disclosure to comply with Item 303(b)(2) of Regulation S-K, which
        requires discussion and analysis of material changes, comparing the results of operations
        for the quarter to the corresponding quarter of the prior year, to augment your narrative
        on the cumulative results of operations. Please adhere to Instructions 3, 4 and 5 to
        paragraph 303(b) in preparing your revisions.

Exhibits, page 16

11.   We note that you have not filed the certifications required by Item 601(b)(32) of
        Regulation S-K in either of the two interim reports filed subsequent to your most recent
        annual report. The certification attached as exhibit 32.1 to your first quarter interim
        report makes reference to the quarter ended September 30, 2010, while the certification
        attached as exhibit 32.1 to your second quarter interim report makes reference to the
        quarter ended June 30, 2011. Please amend both interim reports to resolve these
        deficiencies, in a manner that is consistent with the corresponding guidance on the annual
        report certification above.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities Act
of 1933 and the Securities Exchange Act of 1934, and that they have provided all information
investors require for an informed investment decision. Since the company and its management
are in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Karl
Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments
on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at
(202) 551-3878 or the undersigned at (202) 551-3740 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director